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Exhibit 12

Aquila, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Income (loss) from continuing operations before income taxes	$(1,857.9)	$426.4	$306.0	$210.0	$223.3
Add (Subtract):
Equity in earnings of investments	(166.9)	(119.3)	(159.8)	(68.9)	(123.9)
Dividends and fees from investments	87.9	55.5	74.4	33.9	48.9
Minority interest in income of subsidiaries	(7.8)	20.1	1.4	11.5	5.6
Total interest expense	255.2	223.1	215.0	185.3	132.5
Interest capitalized	(1.3)	(1.9)	—	—	—
Portion of rents representative of an interest factor	22.3	16.5	13.9	14.0	14.9

Income (loss), as adjusted	$(1,668.5)	$620.4	$450.9	$385.8	$301.3

Fixed Charges:
Total interest expense	$255.2	$223.1	$215.0	$185.3	$132.5
Portion of rents representative of an interest factor	22.3	16.5	13.9	14.0	14.9

Fixed charges	$277.5	$239.6	$228.9	$199.3	$147.4

Ratio of Earnings to Fixed Charges	— (a)	2.59	1.97	1.94	2.04

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $1,944.7 million.

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Aquila, Inc. Ratio of Earnings to Fixed Charges (Dollars in Millions)